Exhibit 99.1

Emerald Health Therapeutics’ Pure Sunfarms JV Receives Health Canada Approval for State-of-the-Art Processing Centre

Expanded processing facility enables further optimization of operations and quality processes

Pure Sunfarms also increases market share in Ontario in first months of 2020 and launches new larger-format package

VANCOUVER, March 23, 2020 – Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced that its Pure Sunfarms (PSF) joint venture has received approval from Health Canada for the final components of its 65,000 square foot state-of-the-art processing center. This additional processing space enables PSF to further optimize processing operations and throughput, realize additional production cost efficiencies, expand product offerings, and further elevate the quality of its products.

“The approval of this additional processing space enables Pure Sunfarms to enhance our operations and quality processes to further support our commitment to providing our customers with high-quality products at a great price,” said Mandesh Dosanjh, President and CEO, Pure Sunfarms. “Pure Sunfarms expects to begin realizing the impacts of this new space in the coming quarter, allowing us to build on our strong performance in the Canadian markets we serve.”

The additional capabilities relate to an area of 29,475 square feet within the total 65,000 square foot processing centre and include an additional 33 dedicated rooms for drying, extraction, packaging, testing, production, staging and storage. Eight rooms (3,800 sf) in this additional space are built to satisfy European Union GMP certification requirements, which PSF will pursue in the coming months.

“Pure Sunfarms is showing leadership in the largest volume segment of the marketplace, as reflected by its further market share gains in early 2020. This new processing facility and its various capabilities will enhance Pure Sunfarms’s ability to leverage its deep operational knowledge for additional growth,” said Riaz Bandali, President and CEO of Emerald.

Pure Sunfarms was the top-selling brand in the dried flower category with the Ontario Cannabis Store (OCS) by dollars sold and kilograms sold for the year to date ended February 29, 2020, achieving a 13.5% market share (by kilograms sold). In addition, for the same period, Pure Sunfarms had two of the top four strains by dollars sold and kilograms sold (Afghan Kush and White Rhino) and Pure Sunfarms’ Afghan Kush was the top strain by sales dollars and kilograms sold with the OCS. As previously announced, Pure Sunfarms was the top performing brand of dried flower by both kilograms sold and dollar sales with the Ontario Cannabis Store (OCS) for the three-month period ended December 31, 2019, achieving 13% market share (by kilograms sold). 1

Pure Sunfarms has also launched a new larger format, 28g size package of high-quality dried flower cannabis. The product is now available to B.C. consumers online at BC Cannabis Stores (www.bccannabisstores.com), with licensed retailers across the province to follow. Ontarians can expect to see the 28g packs online at the Ontario Cannabis Store (www.ocs.ca) in early April, with participating retailers shortly after that.

1 Data cited has been calculated by Pure Sunfarms from sales information provided by OCS.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: Pure Sunfarms, its joint venture (42.6% ownership) in British Columbia, with its 1.1 million square foot Delta 3 greenhouse operation producing high quality, affordably priced products; Verdélite, its premium craft operation with an 88,000 square foot indoor facility in Québec; and Metro Vancouver, its health and wellness-oriented organic greenhouse (78,000 square feet) operation. Its Emerald Naturals joint venture is creating a new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

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